EXHIBIT 21.1

List of Subsidiaries of Extraction Oil & Gas, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
7N, LLC	Delaware
8 North, LLC	Delaware
Bison Exploration, LLC	Delaware
Elevation Midstream, LLC	Delaware
Extraction Finance Corp.	Delaware
Mountaintop Minerals, LLC	Delaware
XOG Services, Inc.	Colorado
XOG Services, LLC	Delaware
XTR Midstream, LLC	Delaware